NEWS RELEASE	17498.2
Contact: Chuck Provini
(585) 286-9180
Info@NatcoreSolar.com

Natcore Technology Receives U.S. Patent For Laser-Transferred IBC Solar Cells

Rochester, NY — (November 30, 2017) — The U.S. Patent Office has awarded patent no. 9,570,638 B2 to Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) for “Laser-Transferred IBC (Interdigitated Back Contact) Solar Cells.”

The patent abstract reads as follows:

A laser processing system can be utilized to produce high-performance interdigitated back contact (IBC) solar cells. The laser processing system can be utilized to ablate, transfer material, and/or laser-dope or laser-fire contacts. Laser ablation can be utilized to remove and pattern openings in a passivated or emitter layer. Laser transferring may then be utilized to transfer dopant and/or contact materials to the patterned openings, thereby forming an interdigitated finger pattern. The laser processing system may also be utilized to plate a conductive material on top of the transferred dopant or contact materials.

According to Dr. David Levy, Natcore’s Director of Research & Technology, “This patent was our first relating to low-cost back contact cells. Additional ones are in progress.

“The intellectual property covers a back contact cell with doping done by a laser transfer process. In that process, the dopant is located on an expendable sheet and then transferred by the energy of the laser to the actual substrate. This permits a laser to accurately pattern the n and p regions of a back-contact solar cell.”

Chuck Provini, Natcore’s president and CEO, says “This invention was an important step in the progression to where we are today. It is the formative work that has led to our multilayer foil structure.”

Natcore has now received 32 patents. The company has an additional 33 patents pending.

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